SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: February 22, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, February 21, 2006
CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND AND ANNOUNCES INTENTION TO INCREASE SHARE REPURCHASES
CALGARY – The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared an increase in CPR’s next quarterly dividend to eighteen and three quarter cents ($0.1875) Canadian per share on the outstanding Common Shares, from fifteen cents ($0.15) per share., an increase of 25%.
It is the third increase since July 2004, when CPR’s quarterly dividend was twelve and three-quarter cents ($0.1275) per share on the outstanding Common Shares. CPR’s dividend has increased 47 per cent since July 2004.
The $0.1875 dividend is payable on April 24, 2006, to holders of record at the close of business on March 31, 2006.
CPR also announces that its Board of Directors has authorized the purchase of up to 5.5 million of its outstanding Common Shares in 2006 through normal course issuer bid purchases. This represents approximately 3.5 percent of its Common Shares outstanding at December 31, 2005.
CPR currently has in place a normal course issuer bid under which it is permitted to purchase 2.5 million Common Shares during the 12 month period ending June 5, 2006. CPR purchased 1,761,000 shares under the existing bid in 2005. Subject to regulatory approval, CPR intends to amend the existing bid and to renew the bid at the time of its scheduled expiry to enable it to purchase up to 5.5 million shares during 2006.
“The increased dividend and the expansion of the share repurchase plan demonstrate our confidence in the strength of our franchise, our strong balance sheet and our focus on shareholder value,” said Mike Waites, Executive Vice-President and Chief Financial Officer of CPR.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
Contacts:

Media	Investment Community
Leslie Pidcock	Paul Bell, Vice-President — Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
email: leslie_pidcock@cpr.ca	email: investor@cpr.ca